Press Release SR #06-06

February 10, 2006

PRIVATE PLACEMENT UNIT FINANCING COMPLETED

Sutcliffe Resources Ltd. (the “Company”) announces that it has completed the private placement unit financing originally announced on January 13, 2006 and amended on January 16, 2006 and again on January 23, 2006. A total of 4,768,500 units were sold at a price of $0.55 per unit for total gross proceeds of $2,622,675. Each unit consists of one common share and one share purchase warrant which is exercisable to acquire an additional common share at a price of $0.75 per share for a period of two years from the closing of the private placement.

All securities issuable under the private placement are subject to a four month hold period and are subject to restrictions on resale prior to June 15, 2006.

The funds raised will be used as a reserve for asset acquisition investigation and for general corporate purposes.

In connection with the private placement, the Company will pay finder’s fees totaling $50,517 to Blackmont Capital Inc., Carl Jones and Zevtec Canada Inc.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

     The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

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